UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Drinks Americas Holdings, Ltd.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)

26205U309
(CUSIP Number)

Darrin M. Ocasio
61 Broadway, 32nd Floor
New York, New York 10006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

___________________________________
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.

1	NAME OF REPORTING PERSONS Worldwide Beverage Imports, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES	5	SOLE VOTING POWER 10,229,602 1
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 10,229,602 1
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,229,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49% 1
12	TYPE OF REPORTING PERSON* CO

1 On January 19, 2012, the date of issuance of 9,929,602 shares of common stock of the Issuer (the “Common Stock”), the Reporting Person beneficially owned 49% of the issued and outstanding shares of the Common Stock.

Item 1(a).                Name of Issuer:

Drinks Americas Holdings, Ltd.

Item 1(b).                Address of Issuer's Principal Executive Offices:

C/O Drinks Americas Holdings, Ltd.
372 Dansbury Road, Suite 163
Wilton, Connecticut 06897

Item 2(a).                Name of Person Filing.

Worldwide Beverage Imports, LLC

Item 2(b).                Address of Principal Business Office or, if None, Residence.

C/O Drinks Americas Holdings, Ltd.
372 Dansbury Road, Suite 163
Wilton, Connecticut 06897

Item 2(c).                Citizenship.

A Nevada limited liability company

Item 2(d).                Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                CUSIP Number.

26205U309

Item 3.                     Type of Person.

Not applicable.

Item 4.                     Ownership.

(a)  Amount beneficially owned: 10,229,602 2
(b)  Percent of class: 49% 2
(c)  Number of shares as to which such person has:
(i)  Sole power to vote or to direct the vote: 10,229,602
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole Power to dispose or to direct the disposition of: 10,229,602
(iv) Shared Power to dispose or to direct the disposition of: 0

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

2 On January 19, 2012, the date of issuance of 9,929,602 shares of Common Stock, the Reporting Person beneficially owned 49% of the issued and outstanding shares of the Common Stock.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.                   Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2012
Signature: /s/ Richard F. Cabo
Name/Title: Richard F. Cabo, Managing Member